Exhibit 23.4
Consent of Independent Auditors
We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Nabors Industries Ltd. for the registration of debt securities, guarantees, preferred shares, depositary shares, common shares, share purchase contracts, share purchase units, and warrants and to the incorporation by reference therein of our report dated March 27, 2009, with respect to the consolidated financial statements of NFR Energy LLC as of and for the year ended December 31, 2008 and for the period from July 27, 2006 (inception) through December 31, 2007, included in Nabors Industries Ltd.’s Annual Report (Form 10-K) for the year ended December 31, 2009, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Houston, Texas
August 20, 2010